Convenience Translation into English from the Original Previously Issued in Portuguese)


ACCOUNTANTS' REVIEW REPORT

To the
Board of Directors and Shareholders of
Espirito Santo Centrais Eletricas S.A. - ESCELSA Vitoria - ES

1. We have performed a special review of the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and subsidiaries (parent company and consolidated) for the quarter and the period of six months ended June 30, 2003, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, comprising the balance sheets, the related statements of income and the reports on performance.

2. Our review was performed in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Federal Accounting Council, and consisted principally of (a) inquiries and discussions with the Company's management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, as to the criteria adopted in preparing Quarterly Information; and (b) a review of the information and subsequent events that had or could have material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 in order for it to be in accordance with the accounting practices adopted in Brazil, applied according to the standards issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of Quarterly Information.

Espirito Santo Centrais Eletricas S.A. - ESCELSA                               2

4. We have previously performed a special review of the balance sheets (parent company and consolidated) as of March 31, 2003, and issued our accountants' review report dated April 11, 2003, containing emphasis paragraph related to accounts receivable and payable relating to electric power sales and purchases operations conducted in the Electric Power Wholesale Market - MAE, recorded based on information released by MAE and/or based on management estimates when MAE data was not available. The settlement of these amounts was postponed due to new agreement between Brazilian Government and energy market participants, and the success of this negotiation and settlement of the accounts would depended on the financial capacity of energy market participants to settle their obligations. The statements of income (parent company and consolidated) for the quarter and the period of six months ended June 30, 2002 were reviewed by us, and we issued our accountants' review report thereon dated August 14, 2002, containing emphasis paragraph related to the accounts receivable and payable relating to the electric power sales and purchases transactions conducted in the Electric Power Wholesale Market - MAE, which were pending approval by MAE.

July 17, 2003